

NEUROCARRUS

Treating Pain Without Addiction

Targeted, Non-Opioid Pain Therapeutics


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OPIOID CRISIS IN AMERICA
THE PRESIDENT HAS DECLARED A PUBLIC HEALTH EMERGENCY. NOW WHAT?
Opioid prescriptions in England nearly doubled in 10 years - report
The Guardian
2018: The opioid epidemic rages on...
By ASHLEY WELCH CBS NEWS March 6, 2018, 2:44 PM
Opioid overdoses spike 30 percent, hospitals report
By DEAN REYNOLDS CBS NEWS March 6, 2018, 6:45 PM
CDC: Opioid overdoses kill almost 5 people every hour in the U.S.
2

Opioids block pain through interaction with ***μ(mu)-receptors***.

But interaction with mu-receptors in ***the brain*** leads to an ***addictive euphoria***, among other side effects.

Clearly, we need a ***new treatment*** for ***pain.***


μ
μ
μ
μ
μ
μ
μ
μ
μ

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BOTOX freezes motor neurons…

…what if we could freeze pain neurons?

With N-001, we can.

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N-001 Profile

- A rationally designed protein that targets pain (sensory) neurons
- Disrupts pain signaling in neuronal axon through modification of cytoskeletal actin
- Locally administered at site of pain by injection or topical application
- Uses our novel drug delivery system, capable of transporting other drugs to targeted neurons



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N-001 ***eliminates*** acute pain.


N-001 Vs. Opioid In Formalin Pain Test (Mouse)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Pain Relief
n=7
n=20
Relief from exposure to inflammatory pain equals that of opiates. Movement remains normal.
UNTREATED
N-001 (20%)
OPIATE
Treatment and Dose

N-001 decreases pain for ***longer*** than opiates.


N-001 Duration In Formalin Pain Test (Mouse)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Pain Relief
UNTREATED
OPIATE
N-001
1
2
3
4
Days after treatment

N-001 ***eliminates*** chronic pain.


N-001 Chronic Pain Test (Mouse), Carageenan Sensitized
Pain Relief
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Untreated
Females treated with N-001
Males treated with N-001

Chronic pain created by carrageenan sensitization increases inflammatory pain by 55%. N-001 specifically eliminates this.



Global Pain Treatment Market (Pharmaceutical):
$32 billion

U.S. Diabetic Neuropathy patient population:
15 million

U.S. Osteoarthritis patient population:
30 million

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PCT

REQUEST

The undersigned requests that the present international application be processed according to the Patent Cooperation Treaty

For receiving Office use only

International Application No

International Filing Date

Name of receiving Office and "PCT International Application"

Applicant's or agent's file reference 579814

Box No. I TITLE OF INVENTION

ENGINEERED CLOSTRIDIUM BOTULINUM TOXIN ADAPTED TO DELIVER MOLECULES INTO SELECTED CELLS

Box No. II APPLICANT ☒ This person is also inventor

Name and address:

PAVLIK, Benjamin J
2203 Vine St. APT 8
Lincoln, Nebraska 68503
United States of America

Telephone No

Facsimile No

Applicant's registration No. with the Office

E-mail authorization: Marking one of the check-boxes below authorizes the receiving Office, the International Searching Authority, the International Bureau and the International Preliminary Examining Authority to use the e-mail address indicated in this Box to send notifications issued in respect of this international application to that e-mail address if those offices are willing to do so

☐ as advance copies followed by paper notifications; or ☐ exclusively in electronic form (no paper notifications will be sent)

E-mail address:

State (that is, country) of nationality: US

State (that is, country) of residence: US

This person is applicant for the purposes of: ☒ all designated States ☐ the States indicated in the Supplemental Box

Box No. III FURTHER APPLICANT(S) AND/OR (FURTHER) INVENTOR(S)

☒ Further applicants and/or (further) inventors are indicated on a continuation sheet

Box No. IV AGENT OR COMMON REPRESENTATIVE; OR ADDRESS FOR CORRESPONDENCE

The person identified below is hereby/has been appointed to act on behalf of the applicant(s) before the competent International Authorities as: ☒ agent ☐ common representative

Name and address:

CHEN, Peter
LATHROP & GAGE LLP
4845 Pearl East Circle, Suite 201
Boulder, Colorado 80301
United States Of America

Telephone No. (720) 931-3000

Facsimile No. (720) 931-3001

Agent's registration No. with the Office 51,552

E-mail authorization: Marking one of the check-boxes below authorizes the receiving Office, the International Searching Authority, the International Bureau and the International Preliminary Examining Authority to use the e-mail address indicated in this Box to send notifications issued in respect of this international application to that e-mail address if those offices are willing to do so

☒ as advance copies followed by paper notifications; or ☐ exclusively in electronic form (no paper notifications will be sent)

E-mail address: patent@lathropgage.com

☐ Address for correspondence: Mark this check-box where no agent or common representative is/has been appointed and the space above is used instead to indicate a special address to which correspondence should be sent

Form PCT/RO/101 (first sheet) (16 September 2012) *See Notes to the request form*

Intellectual Property

Exclusive license for all fields of use (drug and delivery system)

PCT filed in 8 countries

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Current Topics in Peptide & Protein Research

Review

Repurposed bacterial toxins for human therapeutics

Benjamin J. Pavlik[1], Kevin E. Van Cott[1] and Paul H. Blum[2]

SCIENTIFIC REPORTS

OPEN

Retargeting the *Clostridium botulinum* C2 toxin to the neuronal cytosol

Received: 20 November 2015
Accepted: 10 March 2016
Published: 30 March 2016

Benjamin J. Pavlik[1], Elizabeth J. Hruska[2], Kevin E. Van Cott[1] & Paul H. Blum[1,2]

Many biological toxins are known to attack specific cell types, delivering their enzymatic payloads to the cytosol. This process can be manipulated by molecular engineering of chimeric toxins. Using toxins with naturally unlinked components as a starting point is advantageous because it allows for the development of payloads separately from the binding/translocation components. Here the *Clostridium botulinum* C2 binding/translocation domain was retargeted to neural cell populations by deleting its non-specific binding domain and replacing it with a *C. botulinum* neurotoxin binding domain. This fusion protein was used to deliver fluorescently labeled payloads to Neuro-2a cells. Intracellular delivery was quantified by flow cytometry and found to be dependent on artificial enrichment of cells with the polysialoganglioside receptor GT1b. Visualization by confocal microscopy showed a dissociation of payloads from the early endosome indicating translocation of the chimeric toxin. The natural *Clostridium botulinum* C2 toxin was then delivered to human glioblastoma A172 and synchronized HeLa cells. In the presence of the fusion protein, native cytosolic enzymatic activity of the enzyme was observed and found to be GT1b-dependent. This retargeted toxin may enable delivery of therapeutics to peripheral neurons and be of use in addressing experimental questions about neural physiology.

Publications

Nature

Current Topics in Peptide and Protein Research

Team



Paul Blum, Ph.D. *CEO*
University of Nebraska – Lincoln
25 years of protein development
U. Nebraska Inventor of the Year 2015



Marina Blum *Operations*
University of California - Berkeley
BA – Public Health

Board



Jianguo Cheng, M.D., Ph.D.
Professor of Anesthesiology
Cleveland Clinic, President Elect
American Academy of Pain Medicine

Cleveland Clinic



Stephan B. Abramson, Ph.D.
LifeSci Partners, LLC.
Formerly Director of Clinical Affairs, Alpha Therapeutic Corp.



Richard L. Stieg, M.D., MHS
Former President of American Academy of Pain Medicine
Founding Member, National Pain Foundation

the American Academy of Pain Medicine

Partners

NIH National Institute on Drug Abuse

INDIE BIO ACCELERATING BIOLOGY

SOSV

NEBRASKA DEPARTMENT OF ECONOMIC DEVELOPMENT

innoture MEDICAL TECHNOLOGY

NUtech VENTURES

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Pre-Clinical Development

Dosing
Neural Signaling
Manufacturing

Efficacy, Mechanism
Pharmacokinetics Toxicity,
Formulation

Advanced
Model of Pain
Indication

FDA - Center for
Biologics Evaluation and
Research

IN VITRO → IN VIVO → 2ND SPECIES → IND

Grant support from:

NEBRASKA
DEPARTMENT OF
ECONOMIC DEVELOPMENT

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For more information
please reach out to:

paul@neurocarrus.com